

February 21, 2023

Craig Snyder
Chief Executive Officer
Greenlane Holdings, Inc.
1095 Broken Sound Parkway, Suite 100
Boca Raton, FL 33487

       Re: Greenlane Holdings, Inc.
           Registration Statement on Form S-1
           Filed February 3, 2023
           File No. 333-269576

Dear Craig Snyder:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed February 3, 2023

General

1.   We note that you incorporate by reference to various filings. However, it appears that you are not eligible to incorporate by reference under General Instruction VII.C. of Form S-1, as you do not have a Form 10-K on file for your most recently completed fiscal year. Additionally, we note that you are required to provide certain updated information as of the most recently completed year pursuant to Items 402, 403, and 404 of Regulation S-K. Please revise your registration statement to include the above-referenced information, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Jennifer López Molina at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John Hensley